Exhibit 99.6

FOURTH AMENDMENT TO THE

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

(Restated 2014)

WHEREAS, Allergan, Inc. (the “Company”) maintains the Allergan, Inc. Savings and Investment Plan (Restated 2014), as amended (the “Plan”);

WHEREAS, the Company wishes to amend the Plan, retroactively effective to the period beginning January 1, 2003 and ending January 1, 2014 (and only for such period) to change the requirements to receive an in-service distribution of After Tax Deposits under the Plan;

WHEREAS, Section 10.1 of the Plan authorizes the Company, by action of the Board or its delegate, to make amendments to the Plan.

NOW, THEREFORE, the Plan is hereby amended, effective for the period commencing January 1, 2003 and ending January 31, 2014 to substitute the following for paragraph (d) of Section 4.1:

(d) Notwithstanding anything in this Section to the contrary, a Participant who makes a withdrawal of After Tax Deposits (whether Matched Deposits or non-Matched Deposits) pursuant to Section 8.1 (a) or a hardship pursuant to Section 8.1 (e) shall not be permitted to make Elective Deferrals or After Tax Deposits to the Plan during the 6-month period beginning as soon as administratively feasible following the date of the withdrawal. The foregoing sentence shall not apply to:

(i) a withdrawal of After Tax Deposits if the After Tax Deposits can also be withdrawn under Section 8.1 (d) or the withdrawal is comprised solely of After Tax Deposits which are not Matched Deposits and which were contributed prior to July 1, 2000;

(ii) a withdrawal of After Tax Deposits made during the period commencing January 1, 2003 and ending January 31, 2014 (and only for such period).

FURTHER, the Plan is hereby amended, effective for the period commencing January 1, 2003 and ending January 31, 2014 (and only for such period) to substitute the following for paragraph (a) of Section 8.1:

(a) A Participant may, for any reason, withdraw any portion of the amount allocated to his or her After Tax Deposits Account (excluding any After Tax Deposits recharacterized as such under Section 4.5). A Participant who makes a withdrawal of After Tax Deposits (whether Matched Deposits or non-Matched Deposits) shall not be permitted to make any After Tax or Elective Deferrals during six (6) month period beginning as soon as administratively feasible following the date of the withdrawal unless:

(i) the After Tax Deposits can also be withdrawn under paragraph (d) below or the withdrawal is comprised solely of After Tax Deposits which are not Matched Deposits and which were contributed prior to July 1, 2000; or

(ii) the After Tax Deposits withdrawal was made during the period beginning January 1, 2003 and ending January 31, 2014 (and only for such period) a Participant shall be permitted to make any After Tax or Elective Deferrals during the six (6) month period.

IN WITNESS WHEREOF, the Company has caused this Amendment to the Allergan, Inc. Savings and Investment Plan (Restated January 1, 2014) to be executed by its duly authorized officer on the Effective Date set forth below.

Effective Date:
3/9/15	Allergan, Inc.

Scott D. Sherman
Executive Vice President, Human Resources